UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42438

COINCHECK GROUP N.V.
(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162
1012 SJ Amsterdam
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group” or the “Company”) is furnishing this Report on Form 6-K to provide the below updates.

Annual General Meeting

On September 25, 2026, Coincheck Group held its previously announced annual general meeting of shareholders (the “AGM”). The notice of the AGM and related materials were posted to Coincheck Group’s website (https://www.coincheckgroup.com/) under “Governance—General Meetings.” Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website or related social media channels into this Report on Form 6-K.

All proposals were adopted pursuant to a vote of shareholders (as of the record date of the close of business on August 28, 2026), as set forth below, based on a total of 168,388,072 votes cast:

Remuneration report for the financial year ended March 31, 2026 (advisory voting item)

	Votes for	Votes against	Votes abstain
Number of shares	167,748,343	577,849	61,880

Adoption of the annual accounts for the financial year ended March 31, 2026

	Votes for	Votes against	Votes abstain
Number of shares	168,285,274	42,368	60,430

Discharge of the directors from liability in respect of the performance of their duties during the financial year ended March 31, 2026

	Votes for	Votes against	Votes abstain
Number of shares	168,321,498	66,246	328

Appointment of the following individuals to the Company’s Board of Directors (the “Board”) for a term of one year, starting immediately after the AGM and ending at the end of the annual general meeting to be held in the year 2027

	Votes for	Votes against	Votes abstain
Mr. St-Jean	168,337,215	49,027	1,830
Mr. Nakagawa	168,276,684	49,628	61,760
Mr. Katsuya	168,277,684	48,628	61,760
Mr. Matsumoto	168,191,892	135,420	60,760
Mr. Stikker	168,192,052	134,260	61,760
Mr. Burg	168,277,215	49,097	61,760
Ms. Suzuki	168,342,125	44,187	1,760
Ms. Tan	168,227,298	100,414	60,360
Mr. Tatebayashi	168,282,825	43,487	61,760

 Reappointment of KPMG Accountants N.V. as the external auditor of the Company’s Dutch statutory annual accounts for the financial year ending March 31, 2027

	Votes for	Votes against	Votes abstain
Number of shares	168,337,468	48,614	1,990

Authorization of the Board for a period of eighteen months starting September 25, 2026 to issue up to 63,000,000 ordinary shares and/or grant rights to subscribe for such shares (the “Issuance Authorization”)

	Votes for	Votes against	Votes abstain
Number of shares	167,587,586	738,016	62,470

Authorization of the Board for a period of eighteen months starting September 25, 2026 to restrict or exclude pre-emptive rights accruing to shareholders in connection with issuances of ordinary shares and/or grants of rights to subscribe for such shares pursuant to the Issuance Authorization (the “Pre-Emptive Rights Authorization”)

	Votes for	Votes against	Votes abstain
Number of shares	167,584,410	740,730	62,932

Authorization of the Board for a period of eighteen months starting September 25, 2026 to repurchase up to 10% of the ordinary shares in the Company's issued share capital

	Votes for	Votes against	Votes abstain
Number of shares	168,319,327	7,775	60,970

Cancellation of ordinary shares in the Company's issued share capital

	Votes for	Votes against	Votes abstain
Number of shares	168,319,435	7,505	61,132

Director Appointments

In connection with the appointment of Mr. Tatebayashi as a non-executive director, the size of the Board of the Company was increased from nine to ten directors. Mr. Tatebayashi was nominated for appointment to the Board by KDDI Corporation pursuant to the previously disclosed Share Subscription and Investor Rights Agreement entered into on May 12, 2026.

Shumpei Tatebayashi (46) is Deputy Head of the Open Innovation Promotion Headquarters of KDDI Corporation (current position) and serves as an Outside Director of au Coincheck Digital Assets Co., Ltd., a joint venture with Coincheck, Inc., and of HashPort, Inc., which operates a non-custodial wallet product business and supports the development and operation of the wallet provided by au Coincheck Digital Assets Co., Ltd. Mr. Tatebayashi joined KDDI Corporation in 2006. In 2022, he was appointed General Manager of the Business Incubation Promotion Division, where he oversaw KDDI Open Innovation Fund, KDDI ∞ Labo and KDDI Digital Gate. In 2023, he was appointed General Manager of the Web3 Promotion Division, where he was responsible for Web3 and metaverse businesses. In 2025, he was appointed to his current position, where he oversees open innovation initiatives and new businesses, including Web3, and was responsible for the capital alliance between KDDI and Coincheck Group.

As previously disclosed in the Company's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 17, 2026, Takashi Oyagi resigned as an Executive Director of the Board and Executive Chairperson of the Company, effective as of September 17, 2026, and his proposal for appointment as Executive Director was not put to a shareholder vote. In connection with Mr. Oyagi’s resignation, the Board appointed Mr. St-Jean to the role of Executive Chairperson (in addition to his roles as Chief Executive Officer and President) and

Satoshi Hasuo, the Company’s Chief Stakeholder Officer, as temporary replacement Executive Director until the end of the annual general meeting to be held in the year 2027.

The information in this report is incorporated by reference into Coincheck Group’s Registration Statements on Form S-8 (File No. 333-286190) and Form F-3 (File Nos. 333-292562 and 333-297896) and shall be a part thereof from the date on which such information is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: September 28, 2026	By:	/s/ Jason Sandberg
		Name:	Jason Sandberg
		Title:	Chief Financial Officer